SEC File No. 82-4364

02 JUL -8 AM 10: 10

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

25 June 2002

BY EXPRESS MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02042459

SUPPL

Dear Sirs

Roly International Holdings Ltd.
- Grant of Options under the Share Option Scheme of Linmark Group Limited

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 24 June 2002.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

Encl.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

dw 7/9

22/F. - 24/F., CITY LANDMARK I, 68 CHUNG ON STREET, TSUEN WAN, HONG KONG.

ROLY INTERNATIONAL HOLDINGS LTD

Grant of Options under the Share Option Scheme of Linmark Group Limited

The Company wishes to announce that options to subscribe for an aggregate of 40,670,000 shares of US$0.02 each of Linmark Group Limited ("Linmark"), a 72.29%-subsidiary of the Company, have been granted to Category A Eligible Persons on 21 May 2002 ("Date of Grant") pursuant to the Share Option Scheme of Linmark ("Linmark Scheme").

Out of the above 40,670,000 shares of Linmark issuable under the options, an executive director of the Company KHOO Kim Cheng, also an executive director of Linmark, has been granted options to subscribe for 3,800,000 shares of Linmark.

The options are exercisable at the subscription price of HK$2.55 per share of Linmark (being the closing price of the shares of Linmark on The Stock Exchange of Hong Kong Limited on the Date of Grant) during the period from 21 May 2003 to 20 May 2008 subject to the special conditions as stated in the offer letters and the rules of the Linmark Scheme.

A summary of the rules of the Linmark Scheme is contained in a circular dated 4 April 2002 of the Company.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 24/06/2002 to the SGX